FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934.
                        Commission File Number 000-20606
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                                PharMerica, Inc.
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             (Exact name of registrant as specified in its charter)

                      175 Kelsey Lane, Tampa, Florida 33619
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, Par Value $.01 Per Share
                   8 3/8% Senior Subordinated Notes Due 2008
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            (Title of each class of securities covered by this Form)

                                      none
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         (Titles of  all   other   classes   of securities for which a duty to
               file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [X]             Rule 12h-3(b)(1)(ii)             [ ]
Rule 12g-4(a)(1)(ii)   [ ]             Rule 12h-3(b)(2)(i)              [ ]
Rule 12g-4(a)(2)(i)    [ ]             Rule 12h-3(b)(2)(ii)             [ ]
Rule 12g-4(a)(2)(ii)   [ ]             Rule 15d-6                       [X]
Rule 12h-3(b)(1)(i)    [X]

          Approximate number of holders of record as of the certification or notice date:

Common Stock, Par Value $.01 Per Share: 1
8 3/8% Senior Subordinated Notes Due 2008:  35

          Pursuant to the requirements of the Securities Exchange Act of 1934, PharMerica, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 26, 1999                        BY: /s/ Milan A. Sawdei
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                                                    Milan A. Sawdei

                                             TITLE:  Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.